UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A [Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a)

and Amendments Thereto Filed Pursuant to §240.13d-2(a)

(Amendment No. 4)

ULURU INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90403T209

(CUSIP Number)

Michael I. Sacks

c/o Wiggin and Dana LLP

Attn: Scott L. Kaufman

450 Lexington Avenue

New York, NY 10017

(212) 551-2600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209	SCHEDULE 13D/A

1.	Names of Reporting Persons Michael I. Sacks

2.	Check the Appropriate Box if a Member of a Group (see instructions)

	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Africa

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 30,050,490

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 30,050,490

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,050,490

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.0%[1]

14.	Type of Reporting Person (see instructions) IN

1 Based upon 62,974,431 shares of Common Stock outstanding as of February 27, 2017, as provided to the Reporting Person by ULURU Inc.

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CUSIP No. 90403T209	SCHEDULE 13D/A

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by Michael I. Sacks (“M Sacks”) with respect to ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”), and amends and supplements the Schedule 13D filed on February 5, 2014, as amended by Amendment No. 1 filed on April 2, 2015, Amendment No. 2 filed on July 29, 2015, and Amendment No. 3 filed on April 1, 2016 (the “Original Schedule 13D” and together with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D.

This Amendment No. 4 is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Velocitas Partners, LLC, a Delaware limited liability company (“Velocitas”), and an affiliated entity entered into the Note, Warrant, and Preferred Stock Purchase Agreement, dated as of February 27, 2017, with ULURU (the “Velocitas Purchase Agreement”) with respect to, among other matters, (a) the issuance to Velocitas at the initial closing, held on February 27, 2017, of a secured promissory note in the principal amount of $500,000 convertible into shares of Common Stock at a conversion price of $0.04 per share (subject to equitable adjustments), and (b) subject to the conditions precedent specified therein, (i) the issuance to Velocitas at the second closing (the “Second Closing”) of an additional secured convertible promissory note on terms similar to the initial convertible note in the principal amount of $500,000, and a warrant to purchase 57,055,057 shares of Common Stock at an exercise price of $0.04 per share, and (ii) the sale by ULURU of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) to certain investors. Under the Velocitas Purchase Agreement, one or more affiliates of Velocitas will purchase Series B Preferred Stock for net proceeds of not less than $2,000,000 nor more than $5,000,000, with such dollar amount to be designated by the purchasers prior to the Second Closing, at an as-converted-to-common stock purchase price of $0.04 per share (the “Series B Offering”). If the gross proceeds from the Series B Offering are less than $4,000,000 (with such deficit being referred to as the “Proceeds Gap”), ULURU is obligated to seek capital, in an amount at least equal to the Proceeds Gap, from third parties in a private placement over the next 180 days. Velocitas negotiated with ULURU to establish the $0.04 per share price for the shares of Common Stock underlying the Series B Preferred Stock.  After this price negotiation was completed, Bradley Sacks, the Chairman of the Board of Directors of ULURU (“B Sacks”), was requested to provide a backstop for the Series B Offering to ensure that ULURU raised sufficient capital to effect its current business plan. If ULURU is unable to raise additional capital at least equal to the Proceeds Gap from third parties, pursuant to the Backstop Agreement between B Sacks, Velocitas and ULURU, dated as of February 27, 2017 (the “Backstop Agreement”), B Sacks has agreed that he or his affiliates will purchase up to $2.0 million worth of Common Stock, as determined by Uluru, at a purchase price of $0.04 per share (equal to the price being paid by Velocitas for the shares underlying the Series B Preferred Stock). In addition, at the Second Closing, ULURU has agreed to acquire the Altrazeal distributor agreements Velocitas has with its sub-distributors in exchange for the issuance of 13,375,000 shares of Common Stock.

In connection with the execution of the Velocitas Purchase Agreement, B Sacks, Centric Capital Ventures LLC, a Delaware limited liability company (“Centric Capital”), M Sacks, Velocitas, Velocitas I LLC, Terrance K. Wallberg and Uluru entered into a Voting Agreement, dated as of February 27, 2017 (the “Voting Agreement”), which shall become effective if and when the Second Closing occurs. Pursuant to the Voting Agreement, the parties agreed that once the Voting Agreement is effective, the size of the Board of Directors would be set at six directors, and the parties would vote for the election to the Board of Directors of four persons designated by Velocitas (initially to be Anish Shah, Oksana Tiedt, Vaidehi Shah and Arindam Bose), one director designated by B Sacks and one additional director designated by a major investor or by the Board of Directors. In addition, the Voting Agreement provides for a vote in favor of a proposal to amend ULURU’s articles of incorporation to increase the authorized shares as required to permit the conversion of the Series B Preferred Stock. The Voting Agreement provides that purchasers of Series B Preferred Stock will become parties thereto at that time.

In addition, ULURU, Velocitas, B Sacks and certain other parties entered into an Investor Rights Agreement, dated as of February 27, 2017 (the “Investor Rights Agreement”), that provides the parties thereto with demand, demand Form S-3 and piggy back registration rights, Rule 144 information rights, and right of first offer (or preemptive right) in connection with future sales of securities by ULURU (subject to standard exceptions). Also, pursuant to this agreement, M Sacks and The Punch Trust agreed to terminate the Registration Rights Agreement dated as of January 31, 2014.

On March 1, 2017, pursuant to a letter agreement, Centric Capital and M Sacks agreed to terminate, without the payment of any consideration by either party, the Put and Call Agreement which they had entered into as of July 29, 2015 (the “Put and Call Agreement Termination Letter”).

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Other than as described above or elsewhere in this Schedule 13D, M Sacks does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although M Sacks may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

 Item 5(a), (b) and (c) of the Schedule 13D are amended and supplemented as follows:

 (a)     M Sacks beneficially owns 30,050,490 shares of Common Stock, which includes warrants to purchase 14,025,245 shares of Common Stock, representing 39.0% of the outstanding shares of Common Stock.

Centric Capital directly beneficially owns 552,960 shares of Common Stock, which includes warrants to purchase 266,480 shares of Common Stock, and by virtue of his control of Centric Capital as its Managing Member, B Sacks is deemed to beneficially own such 552,960 shares of Common Stock, representing 0.9% of the outstanding shares of Common Stock.

The foregoing percentages are based upon 62,974,431 shares of Common Stock outstanding as of February 27, 2017, as provided to M Sacks by ULURU.

M Sacks disclaims any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by B Sacks or Centric Capital.  Any information regarding B Sacks or Centric Capital described in this Schedule 13D is based on information provided by B Sacks and Centric Capital to M Sacks.

M Sacks, B Sacks and Centric Capital may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

Under its terms, the Voting Agreement does not become effective if at all until the Second Closing. Upon its effectiveness, a “group” within the meaning of Rule 13d-5(b) under the Exchange Act may be deemed to be formed among M Sacks and the other parties to the Voting Agreement. M Sacks would file an amendment to the Schedule 13D to reflect the changes to the information included herein as a result of any such group formation.

 (b)         M Sacks has sole voting and dispositive power with respect to the 30,050,490 shares of Common Stock he beneficially owns, which includes warrants to purchase 14,025,245 shares of Common Stock.

Centric Capital has sole voting and dispositive power over 552,960 shares of Common Stock, which includes warrants to purchase 266,480 shares of Common Stock, which shares are deemed to be beneficially owned by B Sacks by virtue of his control of Centric Capital as its Managing Member.

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(c)           Except as described in Item 4 of this Amendment No. 4, no transactions in the shares of Common Stock have been effected by M Sacks during the past 60 days, and to the knowledge of M Sacks, no transactions in the shares of Common Stock have been effected by B Sacks or Centric Capital during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding thereto the information contained in Items 4 and 5 of this Amendment No.4 and as follows:

References to and descriptions of the Velocitas Purchase Agreement, the Backstop Agreement, the Voting Agreement, the Investor Rights Agreement and the Put and Call Agreement Termination Letter included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, and each is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

99.1

Note, Warrant, and Preferred Stock Purchase Agreement dated as of February 27, 2017 by and among ULURU Inc., Velocitas Partners, LLC and the investors who have executed a counterpart signature page thereto.

99.2	Backstop Agreement dated as of February 27, 2017 by and among Uluru Inc., Bradley J. Sacks and Velocitas Partners LLC.

99.3	Voting Agreement dated as of February 27, 2017 by and among Uluru Inc. and the investors listed therein.

99.4	Investor Rights Agreement dated as of February 27, 2017 by and among Uluru Inc. and the investors listed therein.

99.5	Put and Call Agreement Termination Letter, dated March 1, 2017, between Michael I. Sacks and Centric Capital Ventures LLC.

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CUSIP No. 90403T209	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2017

/s/ Michael I. Sacks
Michael I. Sacks

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